Filed by SBC Communication Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

“What they’re saying about SBC-AT&T in Ohio. . .”

The selected comments on the proposed SBC/AT&T merger appearing below were not prepared by SBC except where indicated and the views presented are those of their authors.  The completion of the merger and the prospects for the combined company are subject to significant risks and uncertainties that have been or will be described in documents filed or to be filed by SBC with the Securities and Exchange Commission.  See the last page of this document for further information.

“According to a recent economic competitiveness study commissioned by the Ohio Chamber of Commerce, Ohio is a leader in the nation when it comes to technological infrastructure.  Ohio needs the presence of a strong telecommunications industry in our state in order to compete in a global marketplace.  In today’s competitive marketplace, corporate mergers, such as SBC and AT&T, are a necessary tool that allows American companies to better compete in our global economy.”

Andrew E. Doehrel

President & CEO

Ohio Chamber of Commerce

“Advanced telecommunications technology is a vital component to Ohio manufacturers’ global competitiveness. The Ohio Manufacturers’ Association (OMA) considers SBC’s investment in Ohio as a major part of making sure our state’s telecommunications infrastructure supports Ohio’s manufacturing competitiveness.  The merger of SBC and AT&T is an important step to ensure Ohio manufacturers continue to have the necessary telecommunications tools to compete in an ever-changing environment.”

Eric Burkland

President

Ohio Manufacturers’ Association

“The pending merger between SBC and AT&T is good news for consumers and the telecommunications industry….This merger will…benefit consumers and the telecommunications market by sparking competition.  Healthy competition is good for any industry.  Together, SBC and AT&T will compete for consumers in the wireless, broadband, VoIP, local & long distance phone service, and cable markets.

Combined, AT&T and SBC can become the competitive catalyst for the telecom industry to produce innovative technologies, improved customer service and lower prices for enterprise business customers and consumers.”

Scott Pullins

Chairman & CEO

Ohio Taxpayers Association

“We understand that the union of SBC and AT&T positions the combined companies to compete in the global marketplace. This newly formed company can bring innovation and improved business services to the market more quickly.  We think this is good for northeast Ohio businesses.”

Daniel Colantone

President and CEO

Greater Akron Chamber

“As the Columbus region continues to grow and develop, business will require the advanced technologies made possible by the joining of these telecommunications leaders.  Strong telecommunications offerings will help the region attract and retain businesses.”

Ty D. Marsh

President and CEO

Greater Columbus Chamber of Commerce

“The synergy of the proposed SBC and AT&T merger will not only provide tangible, long term benefits to both residential and business customers throughout the Dayton region, but it will also greatly enhance the economic environment for all of Ohio.”

Phillip L. Parker, CAE, CCE

President & CEO

Dayton Area Chamber of Commerce

“I view this as a positive for our business community.  The merger of SBC and AT&T appears to offer even more to customers in terms of advanced and innovative technology that is so necessary for success in today’s fast-paced Information Age economy. ”

Tom Poorman

President

Zanesville-Muskingum County Chamber of Commerce

“The SBC-AT&T merger is refective of a transforming and highly competitive communications marketplace, where consumers are reaping the benefits through integrated services and innovative new technology.  The combined company will be in a position to be more competitive in the new world of telecom, with improved bundles of services to better serve customer needs.”

The Honorable Lynn E. Olman

Former member, Ohio House of Representatives

Former Chair, Ohio House of Representatives Public Utilities Committee

“The more a community is connected and networked with the global village, the better are its opportunities to entice economic development. The combined SBC / ATT company will provide greater resources to deliver innovative, integrated IP-based services that will improve and expand our city’s and its business community’s ability to compete more successfully in the world market.”

Mayor Toni Middleton

City of Alliance, Ohio

“When Alexander Graham Bell invented the telephone, businesses were built on the banks of rivers — because that is where transportation, the most important aspect of business was.  Today, businesses select locations based on the ‘river of technology’ - telecommunications, broadband.  SBC’s acquisition of AT&T brings together two companies with complimentary innovation and products.  For businesses in Northeastern to remain competitive in the global marketplace, the river of premier technology is not an option, but a necessity.

Through this acquisition, SBC will create additional opportunities for enhanced services.  These services are vital to businesses in Northern Ohio.  I look forward to the expanded benefit that SBC will now be able to bring to businesses in this region.  The very choice of where a business will settle is based on the availability of state-of-the-art technology.  Today, it is the ancestors of Alexander Graham Bell’s invention that dictates location. I welcome the advancements this acquisition will bring to our regional economy.”

Thomas N. Sudow

Chair

Northern Ohio Area Chambers of Commerce (122 Chambers 40,000 members)

Executive Director

Beachwood Chamber of Commerce

“This merger makes good business sense and Ohio needs to support companies that provide quality jobs and invest in our communities.  SBC has a strong history here in Ohio, and the combination of the two will only strengthen our economy and help ensure the delivery of advanced telecommunications services to our state’s residential and commercial sectors. SBC has such a great tradition in Brecksville and the state overall, and AT&T is known throughout the world.  I think only good things can come from such a combination.”

Mayor Jerry N. Hruby

Brecksville, Ohio

“We awarded SBC our 2004 Equal Opportunity Day Award because of its commitment to providing opportunities for minorities and because of their corporate citizenship here in Canton.  We’re now excited about the benefits of a combined SBC and AT&T.  Such a merger will bring innovative IP-services to our constituents faster, thus, narrowing the digital divide.”

Janet Gordon

Canton Urban League

“With the advancements in technology changing how business and industry function, it is imperative that businesses have the resources and expertise to remain competitive.  The merger of these two telecommunication companies will provide more advanced and innovative technology that will be required for businesses to operate in our fast-paced global economy.”

Libby Gierach

President/CEO

Hilliard Area Chamber of Commerce

“SBC has been a good neighbor and very supportive to learners in Lake County.  We are grateful for their past support and look forward to collaborating with them in the future.   With the recent announcement of the acquisition of AT&T by SBC, I am anxious to see how the combination of these two world class organizations will propel the communications industry forward, allowing our students even greater opportunities to succeed with new products and services.”

Morris W. Beverage, Jr., E.D.M.

President

Lakeland Community College

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;

disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.